Q4 FY2022 & FY2022
ENDAVA ANNOUNCES FOURTH QUARTER FISCAL YEAR 2022 & FISCAL YEAR 2022 RESULTS

Q4 FY2022
35.0% Year on Year Revenue Growth to £180.4 million
30.9% Revenue Growth at Constant Currency
IFRS diluted EPS £0.47 compared to £0.28 in the prior year comparative period
Adjusted diluted EPS £0.51 compared to £0.41 in the prior year comparative period

FY2022
46.7%Year on Year Revenue Growth to £654.8 million
47.6% Revenue Growth at Constant Currency
IFRS diluted EPS £1.43 compared to £0.76 in the prior year comparative period
Adjusted diluted EPS £1.93 compared to £1.30 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company") a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended June 30, 2022, the fourth quarter of its 2022 fiscal year ("Q4 FY2022"), and for the fiscal year ended June 30, 2022 ("FY2022").

“Endava's strong results for Q4FY2022 and for the full FY2022 are the result of continued solid demand for our digital acceleration services across all regions and verticals, despite headwinds from continued global macro uncertainty and volatility,” said John Cotterell, Endava's CEO. “This continued customer demand flows from Endava's delivery of leading-edge innovation and trusted experience to help clients apply technology solutions to drive new strategic direction, growth and differentiated customer experiences for their businesses. Endava's revenue growth was again driven by demand from existing clients and the acquisition of new ones during the quarter, leading to a revenue increase of 30.9% in constant currency for Q4 FY2022 and 47.6% for the full fiscal year.”

FOURTH QUARTER FISCAL YEAR 2022 FINANCIAL HIGHLIGHTS:
•Revenue for Q4 FY2022 was £180.4 million, an increase of 35.0% compared to £133.6 million in the same period in the prior year.
•Revenue growth rate at constant currency (a non-IFRS measure)* was 30.9% for Q4 FY2022, compared to 54.9% in the same period in the prior year.
•Profit before tax for Q4 FY2022 was £32.5 million, compared to £18.5 million in the same period in the prior year.

Q4 FY2022 & FY2022
•Adjusted profit before tax (a non-IFRS measure)* for Q4 FY2022 was £36.2 million, compared to £29.3 million in the same period in the prior year, or 20.1% of revenue, compared to 22.0% of revenue in the same period in the prior year.
•Profit for the period was £27.0 million in Q4 FY2022, resulting in a diluted EPS of £0.47, compared to profit of £16.0 million and diluted EPS of £0.28 in the same period in the prior year.
•Adjusted profit for the period (a non-IFRS measure)* was £29.3 million in Q4 FY2022, resulting in adjusted diluted EPS (a non-IFRS measure)* of £0.51, compared to adjusted profit for the period of £23.6 million and adjusted diluted EPS of £0.41 in the same period in the prior year.

FISCAL YEAR 2022 FINANCIAL HIGHLIGHTS:
•Revenue for FY2022 was £654.8 million, an increase of 46.7% compared to £446.3 million in the same period in the prior year.
•Revenue growth rate at constant currency (a non-IFRS measure)* was 47.6% for FY2022, compared to 30.4% in the same period in the prior year.
•Profit before tax for FY2022 was £102.4 million, compared to £54.4 million in the same period in the prior year.
•Adjusted profit before tax (a non-IFRS measure)* for FY2022 was £138.3 million, compared to £92.1 million in the same period in the prior year, or 21.1% of revenue, compared to 20.6% of revenue in the same period in the prior year.
•Profit for the period was £83.1 million in FY2022, resulting in a diluted EPS of £1.43, compared to profit of £43.5 million and diluted EPS of £0.76 in the same period in the prior year.
•Adjusted profit for the period (a non-IFRS measure)* was £112.0 million in FY2022, resulting in adjusted diluted EPS (a non-IFRS measure)* of £1.93, compared to adjusted profit for the period of £73.9 million and adjusted diluted EPS of £1.30 in the same period in the prior year.

CASH FLOW:
•Net cash from operating activities was £47.1 million in Q4 FY2022, compared to £34.2 million in the same period in the prior year.

Q4 FY2022 & FY2022
•Adjusted free cash flow (a non-IFRS measure)* was £43.4 million in Q4 FY2022, compared to £32.6 million in the same period in the prior year.
•Net cash from operating activities was £120.7 million in FY2022, compared to £87.7 million in the same period in the prior year.
•Adjusted free cash flow (a non-IFRS measure)* was £107.2 million in FY2022, compared to £82.7 million in the same period in the prior year.
•At June 30, 2022, Endava had cash and cash equivalents of £162.8 million, compared to £69.9 million at June 30, 2021.
* Definitions of the non-IFRS measures used by the Company and a reconciliation of such measures to the related IFRS financial measure can be found under the sections below titled “Non-IFRS Financial Information” and “Reconciliation of IFRS Financial Measures to Non-IFRS Financial Measures.”

OTHER METRICS FOR THE QUARTER ENDED JUNE 30, 2022:
•Headcount reached 11,853 at June 30, 2022, with 10,468 average operational employees in Q4 FY2022, compared to a headcount of 8,883 at June 30, 2021 and 7,872 average operational employees in the same quarter of the prior year.
•Number of clients with over £1 million in revenue on a rolling twelve months basis was 134 at June 30, 2022, compared to 85 at June 30, 2021.
•Top 10 clients accounted for 32% of revenue in Q4 FY2022, compared to 36% in the same period in the prior year.
•By geographic region, 35% of revenue was generated in North America, 22% was generated in Europe, 40% was generated in the United Kingdom and 3% was generated in the rest of the world in Q4 FY2022. This compares to 37% in North America, 21% in Europe, 40% in the United Kingdom and 2% in the rest of the world in the same period in the prior year.
•By industry vertical, 51% of revenue was generated from Payments and Financial Services, 25% from TMT and 24% from Other in Q4 FY2022. This compares to 51% from Payments and Financial Services, 25% from TMT and 24% from Other in the same period in the prior year.

OTHER METRICS FOR THE FISCAL YEAR ENDED JUNE 30, 2022:
•Top 10 clients accounted for 34% of revenue in FY2022, compared to 35% in the same period in the prior year.

Q4 FY2022 & FY2022
•By geographic region, 35% of revenue was generated in North America, 21% was generated in Europe, 41% was generated in the United Kingdom and 3% was generated in the rest of the world in FY2022. This compares to 31% in North America, 24% in Europe, 42% in the United Kingdom and 3% in the rest of the world in the same period in the prior year.
•By industry vertical, 51% of revenue was generated from Payments and Financial Services, 25% from TMT and 24% from Other in FY2022. This compares to 51% from Payments and Financial Services, 27% from TMT and 22% from Other in the same period in the prior year.

OUTLOOK:
First Quarter Fiscal Year 2023:
Endava expects revenues will be in the range £191.0 million to £193.0 million, representing constant currency revenue growth of between 22.0% and 24.0%. Endava expects adjusted diluted EPS to be in the range of £0.50 to £0.51 per share.

Full Fiscal Year 2023:
Endava expects revenues will be in the range of £840.0 million to £850.0 million, representing constant currency growth of between 23.0% and 24.0%. Endava expects adjusted diluted EPS to be in the range of £2.35 to £2.38 per share.

This above guidance for Q1 Fiscal Year 2023 and the Full Fiscal Year 2023 assumes the exchange rates at the end of August 2022 (when the exchange rate was 1 British Pound to 1.17 US Dollar and 1.16 Euro).

Endava is not able, at this time, to provide an outlook for IFRS diluted EPS for Q1 FY2023 or FY2023 because of the unreasonable effort of estimating on a forward-looking basis certain items that are excluded from adjusted diluted EPS, including, for example, share-based compensation expense, amortisation of acquired intangible assets and foreign currency exchange (gains)/losses, the effect of which may be significant. Endava is also not able, at this time, to reconcile to an outlook for revenue growth not at constant currency because of the unreasonable effort of estimating foreign currency exchange (gains)/losses, the effect of which may be significant, on a forward-looking basis.

Q4 FY2022 & FY2022

The guidance provided above is forward-looking in nature. Actual results may differ materially. See the cautionary note regarding “Forward-Looking Statements” below.

ANNUAL REPORT ON FORM 20-F:
As at the date of this release, the audit of the Company is not yet complete and therefore the Company has not filed its Annual Report on Form 20-F (“Annual Report”). The delay in completion is due to additional audit work being performed by our auditors, KPMG LLP, to address a PCAOB registration issue in respect of KPMG Audit SRL, a KPMG member firm in Romania, which played a substantial role in KPMG LLP’s audit of the Company’s annual report in fiscal year 2020. As the fiscal year 2020 figures are included in the Annual Report, it will be filed upon completion of this work, which is anticipated to be by the filing deadline of October 31, 2022. Neither the Company nor KPMG LLP has any reason to believe that the performance of additional procedures would result in any material adjustments to the previously issued financial statements.

CONFERENCE CALL DETAILS:
The Company will host a conference call at 8:00 am EST today, September 27, 2022, to review its Q4 FY2022 & FY2022 results. To participate in Endava’s Q4 FY2022 & FY2022 earnings conference call, please dial in at least five minutes prior to the scheduled start time (877) 270-2148 or (412) 902-6510 for international participants, Conference ID: Endava Call
Investors may listen to the call on Endava’s Investor Relations website at http://investors.Endava.com. The webcast will be recorded and available for replay until Tuesday, October 25, 2022.

Q4 FY2022 & FY2022

ABOUT ENDAVA PLC:
Endava is reimagining the relationship between people and technology. By leveraging next-generation technologies, our agile, multi-disciplinary teams provide a combination of product & technology strategies, intelligent experiences, and world class engineering to help clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions.
Endava services clients in Payments and Financial Services, TMT, Consumer Products, Retail, Mobility and Healthcare. As of June 30, 2022, 11,853 Endavans served clients from locations in Asia-Pacific, Middle East, North America and Western Europe and delivery locations in Argentina, Bosnia & Herzegovina, Bulgaria, Colombia, Croatia, Malaysia, Mexico, Moldova, North Macedonia, Poland, Romania, Serbia, Slovenia and Uruguay.

NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flow presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, revenue growth at constant currency adjusted for the sale of Endava Technology SRL, also referred to as “the Worldpay Captive,” to Worldpay on August 31, 2019, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and adjusted free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended June 30, 2021 were used to convert revenue for the fiscal quarter ended June 30, 2022 and the revenue for the comparable prior period.

Revenue growth at constant currency adjusted for the sale of the Worldpay Captive is revenue growth at constant currency adjusted to exclude the impact of the sale of the Worldpay Captive.

Q4 FY2022 & FY2022
Adjusted profit before tax ("Adjusted PBT") is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets and, realised and unrealised foreign currency exchange (gains)/losses, all of which are non-cash items. Adjusted PBT margin is Adjusted PBT as a percentage of total revenue.

Adjusted profit for the period is defined as Adjusted PBT together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as Adjusted profit for the period, divided by weighted average number of shares outstanding - diluted.

Adjusted free cash flow is the Company’s net cash from operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies. Investors should review the reconciliation of the Company’s non-IFRS financial measures to the comparable IFRS financial measures included below, and not rely on any single financial measure to evaluate the Company’s business.

U.K. STATUTORY ACCOUNTS:
The financial information set out in this press release does not constitute the Company's statutory accounts as defined in section 434 of the Companies Act 2006 for the years ended June 30, 2022 or June 30, 2021. Statutory accounts for the year ended June 30, 2021 have been delivered to the Registrar of Companies and statutory accounts for the year ended June 30, 2022 will be delivered to the Registrar of Companies after the annual general meeting of the Company to be held in 2022. The auditor has reported on the statutory accounts for the year

Q4 FY2022 & FY2022
ended June 30, 2021; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under Section 498 (2) or (3) of the Companies Act 2006. All financial information contained in this announcement in respect of the year ended June 30, 2022 is unaudited.

FORWARD-LOOKING STATEMENTS:
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of terms and phrases such as “believe,” “expect,” "outlook," “may,” “will,” and other similar terms and phrases. Such forward-looking statements include, but are not limited to, the statements regarding Endava’s projected financial performance for the first fiscal quarter of fiscal year 2023 and the full fiscal year 2023, the anticipated timing of the filing of its Annual Report with the U.S. Securities and Exchange Commission ("SEC") and the potential impact any additional audit procedures on current and prior fiscal year results. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s business, results of operations and financial condition may be negatively impacted by the COVID-19 pandemic and the Russia-Ukraine armed conflict or if general economic conditions in Europe, the United States or the global economy worsen; Endava’s ability to manage its rapid growth or achieve anticipated growth; Endava’s ability to retain existing clients and attract new clients, including its ability to increase revenue from existing clients and diversify its revenue concentration; Endava’s ability to attract and retain highly-skilled IT professionals at cost-effective rates; Endava's ability to penetrate new industry verticals and geographies and grow its revenue in current industry verticals and geographies; Endava’s ability to maintain favorable pricing and utilization rates; Endava’s ability to successfully identify acquisition targets, consummate acquisitions and successfully integrate acquired businesses and personnel; the effects of increased competition as well as innovations by new and existing competitors in its market; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s ability to collect on billed and unbilled receivables from clients; Endava’s ability to effectively manage its international operations, including Endava's exposure to foreign currency exchange rate fluctuations; Endava’s ability to maintain an effective system of disclosure controls and internal control over financial reporting; and Endava’s future financial performance, including trends in revenue, cost of sales, gross profit,

Q4 FY2022 & FY2022
selling, general and administrative expenses, finance income and expense and taxes, as well as other risks and uncertainties discussed in the “Risk Factors” section of our Annual Report filed with the SEC on September 28, 2021, as well as in any subsequent filings Endava may make with the SEC. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. Endava specifically disclaims any obligation to update the forward-looking statements in this press release except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.

INVESTOR CONTACT:
Endava Plc
Laurence Madsen, Investor Relations Manager
Investors@endava.com

Q4 FY2022 & FY2022
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)

	Twelve Months Ended June 30		Three Months Ended June 30
	2022	2021(1)	2022	2021(1)
	£’000	£’000	£’000	£’000
REVENUE	654,757	446,298	180,404	133,622
Cost of sales
Direct cost of sales	(414,411)	(271,707)	(117,027)	(82,052)
Allocated cost of sales	(22,415)	(20,412)	(5,618)	(5,879)
Total cost of sales	(436,826)	(292,119)	(122,645)	(87,931)
GROSS PROFIT	217,931	154,179	57,759	45,691
Selling, general and administrative expenses	(121,808)	(90,623)	(32,195)	(27,207)
Net impairment (losses) / gains on financial assets	(739)	(4)	1,087	1,317
OPERATING PROFIT	95,384	63,552	26,651	19,801
Net Finance income / (expense)	6,995	(9,184)	5,840	(1,263)
PROFIT BEFORE TAX	102,379	54,368	32,491	18,538
Tax on profit on ordinary activities	(19,286)	(10,918)	(5,452)	(2,581)
PROFIT FOR THE PERIOD	83,093	43,450	27,039	15,957
OTHER COMPREHENSIVE INCOME
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	6,580	(9,782)	5,392	(270)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	89,673	33,668	32,431	15,687

EARNINGS PER SHARE (EPS):
Weighted average number of shares outstanding - Basic	56,272,036	55,220,298	56,680,204	55,637,037
Weighted average number of shares outstanding - Diluted	58,018,200	57,050,613	57,974,389	57,549,709
Basic EPS (£)	1.48	0.79	0.48	0.29
Diluted EPS (£)	1.43	0.76	0.47	0.28

Q4 FY2022 & FY2022
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

	June 30, 2022	June 30, 2021(2)
	£’000	£’000
ASSETS - NON-CURRENT
Goodwill	145,916	126,142
Intangible assets	56,189	62,256
Property, plant and equipment	21,260	13,324
Lease right-of-use assets	50,818	57,193
Deferred tax assets	17,218	20,080
Financial assets	2,276	363
TOTAL	293,677	279,358
ASSETS - CURRENT
Trade and other receivables	162,671	118,303
Corporation tax receivable	2,309	938
Financial assets	392	563
Cash and cash equivalents	162,806	69,884
TOTAL	328,178	189,688
TOTAL ASSETS	621,855	469,046
LIABILITIES - CURRENT
Lease liabilities	11,898	13,543
Trade and other payables	98,252	78,528
Corporation tax payable	3,477	4,294
Contingent consideration	4,183	5,718
Deferred consideration	10,604	673
TOTAL	128,414	102,756
LIABILITIES - NON CURRENT
Lease liabilities	43,999	50,142
Contingent consideration	4,331	—
Deferred tax liabilities	10,826	10,124
Deferred consideration	1,062	9,370
Other liabilities	500	205
TOTAL	60,718	69,841
EQUITY
Share capital	1,135	1,114
Share premium	9,152	247
Merger relief reserve	30,003	30,003
Retained earnings	398,102	278,839
Other reserves	(5,514)	(13,599)
Investment in own shares	(155)	(155)
TOTAL	432,723	296,449
TOTAL LIABILITIES AND EQUITY	621,855	469,046

Q4 FY2022 & FY2022
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Twelve Months Ended June 30		Three Months Ended June 30
	2022	2021(3)	2022	2021(3)
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	83,093	43,450	27,039	15,957
Income tax charge	19,286	10,918	5,452	2,581
Non-cash adjustments	53,799	54,850	7,571	15,762
Tax paid	(14,033)	(3,120)	(4,846)	(2,332)
UK research and development credit received	344	2,930	344	—
Net changes in working capital	(21,770)	(21,360)	11,552	2,266
Net cash from operating activities	120,719	87,668	47,112	34,234

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(13,967)	(5,429)	(3,772)	(1,677)
Proceeds from disposal of non-current assets	272	193	31	43
Payment for acquisition of subsidiary, net of cash acquired	(10,364)	(101,258)	(229)	(38,038)
Interest received	184	84	119	8
Net cash used in investing activities	(23,875)	(106,410)	(3,851)	(39,664)

FINANCING ACTIVITIES
Proceeds from sublease	560	565	142	141
Repayment of lease liabilities	(13,805)	(11,828)	(3,337)	(3,386)
Interest paid	(885)	(911)	(190)	(237)
Grant received/(paid)	139	228	49	(39)
Issue of shares	8,913	26	1,547	17
Net cash (used in)/from financing activities	(5,078)	(11,920)	(1,789)	(3,504)
Net change in cash and cash equivalents	91,766	(30,662)	41,472	(8,934)

Cash and cash equivalents at the beginning of the period	69,884	101,327	120,407	78,836
Exchange differences on cash and cash equivalents	1,156	(781)	927	(18)
Cash and cash equivalents at the end of the period	162,806	69,884	162,806	69,884

Q4 FY2022 & FY2022
RECONCILIATION OF IFRS FINANCIAL MEASURES TO NON-IFRS FINANCIAL MEASURES (unaudited)

RECONCILIATION OF REVENUE GROWTH RATE AS REPORTED UNDER IFRS TO REVENUE GROWTH RATE AT CONSTANT CURRENCY:

	Twelve Months ended June 30		Three Months ended June 30
	2022	2021	2022	2021
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	46.7%	27.2%	35.0%	47.7%
Foreign exchange rates impact	0.9%	2.4%	(4.1%)	7.2%
REVENUE GROWTH RATE AT CONSTANT CURRENCY INCLUDING WORLDPAY CAPTIVE	47.6%	29.6%	30.9%	54.9%
Impact of Worldpay Captive	—	0.8%	—	—
PRO-FORMA REVENUE GROWTH RATE AT CONSTANT CURRENCY ADJUSTED FOR THE SALE OF THE WORLDPAY CAPTIVE	47.6%	30.4%	30.9%	54.9%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Twelve Months Ended June 30		Three Months Ended June 30
	2022	2021(4)	2022	2021(4)
	£’000	£’000	£’000	£’000

PROFIT BEFORE TAX	102,379	54,368	32,491	18,538
Adjustments:
Share-based compensation expense	35,005	24,427	7,463	6,909
Amortisation of acquired intangible assets	10,823	6,725	3,077	3,380
Foreign currency exchange (gains) / losses, net	(9,944)	6,546	(6,785)	515
Total adjustments	35,884	37,698	3,755	10,804
ADJUSTED PROFIT BEFORE TAX	138,263	92,066	36,246	29,342

PROFIT FOR THE PERIOD	83,093	43,450	27,039	15,957
Adjustments:
Adjustments to profit before tax	35,884	37,698	3,755	10,804
Tax impact of adjustments	(6,933)	(7,241)	(1,448)	(3,158)
ADJUSTED PROFIT FOR THE PERIOD	112,044	73,907	29,346	23,603

Diluted EPS (£)	1.43	0.76	0.47	0.28
Adjusted diluted EPS (£)	1.93	1.30	0.51	0.41

Q4 FY2022 & FY2022

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO ADJUSTED FREE CASH FLOW

	Twelve Months Ended June 30		Three Months Ended June 30
	2022	2021(5)	2022	2021(5)
	£’000	£’000	£’000	£’000

Net cash from operating activities	120,719	87,668	47,112	34,234
Adjustments:
Grant received	139	228	49	(39)
Purchases of non-current assets (tangibles and intangibles)	(13,695)	(5,236)	(3,741)	(1,634)
Adjusted Free cash flow	107,163	82,660	43,420	32,561

Q4 FY2022 & FY2022
SUPPLEMENTARY INFORMATION (unaudited)

SHARE-BASED COMPENSATION EXPENSE

	Twelve Months Ended June 30		Three Months Ended June 30
	2022	2021	2022	2021
	£’000	£’000	£’000	£’000

Direct cost of sales	21,899	14,760	4,878	4,246
Selling, general and administrative expenses	13,106	9,667	2,585	2,663
Total	35,005	24,427	7,463	6,909

DEPRECIATION AND AMORTISATION

	Twelve Months Ended June 30		Three Months Ended June 30
	2022	2021(6)	2022	2021(6)
	£’000	£’000	£’000	£’000

Direct cost of sales	16,142	15,575	3,971	4,234
Selling, general and administrative expenses	12,827	8,872	3,273	3,725
Total	28,969	24,447	7,244	7,959

EMPLOYEES, TOP 10 CUSTOMERS AND REVENUE SPLIT

Six Months Ended December 31	Twelve Months Ended June 30		Three Months Ended June 30
	2022	2021	2022	2021

Closing number of total employees (including directors)	11,853	8,883	11,853	8,883
Average operational employees	9,492	6,943	10,468	7,872

Top 10 customers %	34%	35%	32%	36%
Number of clients with > £1m of revenue (rolling 12 months)	134	85	134	85

Geographic split of revenue %
North America	35%	31%	35%	37%
Europe	21%	24%	22%	21%
UK	41%	42%	40%	40%
Rest of World (RoW)	3%	3%	3%	2%
Industry vertical split of revenue %
Payments and Financial Services	51%	51%	51%	51%
TMT	25%	27%	25%	25%
Other	24%	22%	24%	24%

Q4 FY2022 & FY2022

FOOTNOTES

(1) (3) (4) (5) (6) The Condensed Consolidated Statements of Comprehensive Income, Condensed Consolidated Statement of Cash Flows, Reconciliation of Adjusted Profit before Tax, Adjusted Profit and Reconciliation of Net Cash from Operating Activities to Adjusted Free Cash Flow as of 30 June 2021 have been restated to include the effect of IFRIC agenda decision on cloud configuration and customisation costs.

In 2021, IFRIC issued an agenda decision on configuration and customisation costs in a cloud-computing arrangement. In response, Endava's accounting policy on intangible assets has been updated, specifically to expense costs incurred in the implementation of business systems built upon software that is contracted on a SaaS basis and hosted in a public cloud where these do not give rise to an identifiable intangible asset that Endava controls. This change in accounting policy is applied retrospectively. Endava's most significant configuration and customisation costs were incurred in the fiscal years 2017 to 2020, when Oracle ERP system was implemented.

(2) The Condensed Consolidated Balance Sheet as of 30 June 2021 has been restated to include the effects of IFRIC agenda decision on cloud configuration and customisation costs and to include the effect of revisions arising from provisional to final acquisition accounting for Five and Levvel.